Exhibit 1

MEDIA

RELEASE

24 NOVEMBER 2011

WESTPAC ANNOUNCES NEW GROUP MANAGEMENT STRUCTURE
AND EXECUTIVE APPOINTMENTS

Westpac Chief Executive Officer, Gail Kelly, today announced a new organisation structure for the Westpac Group to accelerate the next phase of its strategy.

Two new divisions have been created:

•      Australian Financial Services (AFS) encompassing Westpac Retail & Business Banking, St.George Banking Group, BT Financial Group, and Banking Products and Risk Management. This new division will be led by Brian Hartzer who will commence in 2012.

•      Group Services encompassing Technology, Banking Operations, Property Services and Legal. The division will be led by John Arthur, Group Chief Operating Officer.

Mrs Kelly said: “I am delighted to welcome Brian to Westpac. He is an outstanding financial services executive who has a significant track record of achievement in Australia and overseas. I look forward to him bringing his expertise and experience to the Group.”

Mrs Kelly said today’s announcements are a key element of the next phase in Westpac’s drive to become Australia’s leading financial services organisation.  “Over the past four years the Westpac Group has become a fundamentally stronger company.  We have successfully implemented the largest financial services merger in Australia’s history, put in place a customer relationship focused business strategy and a distinctive multi-brand approach. We now have a strong platform to drive the next phase of our strategy.”

This next phase was outlined at Westpac’s Full Year Results Presentation on November 2. It has a number of key elements, including:

•      Delivering the benefits from deeper customer relationships, with a particular focus on deposits, payments, trade and wealth cross-sell;

•      Taking multi-brand to the next level, sharpening brand distinctiveness and leveraging the scale of shared technology and support platforms;

•      Accelerating our productivity agenda, driving simplification and standardisation across our operations and implementing new sourcing arrangements;

•      Embedding ‘One Team’ behaviours and raising the bar on people leadership development; and

•      Continued strengthening of the balance sheet.

`Westpac Banking Corporation ABN 33 007 457 141.

AUSTRALIAN FINANCIAL SERVICES

The organisation structure announced today directly supports acceleration and coordination of this next phase.  The distinctive strategic positions of each of our high-quality brands — Westpac, St George, BankSA, Bank of Melbourne and RAMS — will be further strengthened to continue to grow customer numbers across all brands.  The inclusion of BT Financial Group as a part of AFS will build on the significant progress already made in effectively linking banking and wealth at the front-line, which has been demonstrated by strong cross-sell performance in recent years.

The new structure will see the Group Executives of Westpac Retail & Business Banking, St.George Banking Group and BT Financial Group report to Mr Hartzer.

AFS will also include the product responsibilities for Australian banking. Peter Clare, Group Executive, Product & Operations, will be moving to the new role of Chief Operating Officer, AFS.  His responsibilities will include product management and development, risk management, management of customer contact centres, and online and mobile banking.  A key part of Mr Clare’s role will be the optimisation of the multi-brand model.

To facilitate the transition to the AFS division, Peter Hanlon, Group Executive, Transformation and Productivity, will be appointed immediately as Chief Executive, AFS until Mr Hartzer takes up the role in 2012.

Mr Hartzer is currently the Royal Bank of Scotland (RBS) Chief Executive Officer UK Retail, Wealth, and Ulster Bank, and a member of the Group Executive Committee.  Before joining RBS in 2009 he was ANZ’s Chief Executive Officer Australia, covering all of that Bank’s domestic retail and commercial banking businesses, and strategy lead for ANZ’s retail and wealth management businesses across Australia, New Zealand, Asia, and the Pacific.

GROUP SERVICES

The second key element of the restructure is the creation of a new division called Group Services encompassing technology, banking operations, legal and property services.  The division will bring together critical support functions while also providing a centre of excellence for productivity.

This new Group Services division will be led by John Arthur who will become the Westpac Group’s Chief Operating Officer.  Over the past 20 years Mr Arthur has had extensive leadership experience across a range of industries, with a significant emphasis on major projects and information technology transformation.  Before joining Westpac as Group Executive, Counsel & Secretariat in 2008, he was Chief Executive Officer of the Investa Property Group.

Working with Mr Arthur will be Bob McKinnon, who, having overseen the rebuilding of technology capability at Westpac, has decided to step back from a full-time Group Executive role.  Mr McKinnon will, however, remain with Westpac as Enterprise Executive, Group Services division, providing senior oversight across the new division, reporting to Mr Arthur.

“In John and Bob, we have two seasoned executives each with a record of delivering strong commercial outcomes.  Over the past three years they have worked closely together on a wide range of critical projects including IT transformation, merger integration, our Strategic Investment Priorities portfolio and more recently our new sourcing plans,” Mrs Kelly said.

FURTHER EXECUTIVE CHANGES

In announcing the new management structure, Mrs Kelly advised that Rob Coombe, who is Group Executive, Westpac Retail & Business Banking, has decided to leave the Group to pursue other opportunities.

“I would like to thank Rob for his significant contribution to the Group, firstly in BT Financial Group and more recently driving enhanced momentum in Westpac Retail & Business Banking.  Notably in BT, Rob and his team developed sector-leading products and platforms, including the innovative BT Super for Life. We wish Rob well for the future.”

Mrs Kelly announced the appointment of Jason Yetton to the role of Group Executive, Westpac Retail & Business Banking.

“Jason has had a highly successful 20 year career within the Westpac Group.  Jason played a particularly important role in developing the distribution strategy for our Westpac Retail Bank, including Westpac Local, and then leading its implementation.  I am delighted to welcome Jason to the Executive Team.”

Mrs Kelly concluded: “The changes I am announcing today provide the Westpac Group with the structure to take the Group to the next stage of its strategic journey with the highest quality team of financial services executives.”

The new structure will take effect immediately. The structure chart is attached.  Biographies for Brian Hartzer, John Arthur and Jason Yetton are attached.

-ends-

SUMMARY OF ANNOUNCEMENTS

•      To drive the implementation of the second phase of the Westpac strategy a new management structure has been announced.

•      Two new divisions have been created:

1.     Australian Financial Services (AFS) encompassing Westpac Retail & Business Banking, St.George Banking Group, BT Financial Group, and Banking Products and Risk Management. This new Division will be led by Brian Hartzer, who will commence in 2012. Until then, Peter Hanlon will lead AFS.

2.     Group Services will be led by John Arthur, Group Chief Operating Officer, and encompasses Technology, Banking Operations, Property Services and Legal. Bob McKinnon remains within the Group Services team as an Enterprise Executive.

•      Rob Coombe has decided to leave the Group. Jason Yetton has been appointed as Group Executive, Westpac Retail & Business Banking. Rob Chapman and Brad Cooper remain as Group Executives responsible for St.George Banking Group and BT Financial Group respectively.

•      Peter Clare, currently Group Executive Product and Operations, has been appointed to the role of Chief Operating Officer, AFS, responsible for banking product management, risk management, banking contact centres, online and mobile services and  multi-brand optimisation.

For Further Information

Paul Marriage	Andrew Bowden
Westpac Media Relations	Westpac Investor Relations
T: 02 8253 1206	T: 02 8253 4008
M: 0401 751 860	M: 043 828 4863

WESTPAC GROUP EXECUTIVE TEAM

BRIAN HARTZER

Brian Hartzer will join Westpac as Chief Executive Australian Financial Services.

Brian is a world class banking executive who brings with him a deep commitment to customer service, high performance and people leadership.  With more than two decades in banking experience, his career has included responsibility for retail, commercial banking and wealth management businesses across four continents.

He started his career at First Manhattan Consulting Group in New York, where he spent 10 years as a strategy consultant to financial services organisations.

In 1994, he moved to Australia to work on a variety of strategic projects for ANZ, including a secondment as head of Consumer Marketing.  He returned to San Francisco with First Manhattan in 1997, before moving back to Australia in 1999 to join ANZ full time as Managing Director of the Group’s Consumer Finance Division, which included the Bank’s credit card, merchant services and personal loan businesses.

In 2004, Brian was appointed Group Managing Director Personal Division for ANZ, which comprised the Bank’s Retail Banking, Regional & Rural Banking, Consumer Finance, Mortgages, Investment & Insurance Products and Banking Products businesses.  During this period ANZ launched it’s ‘More Convenient Banking’ strategy and was recognised internationally for the progress it made on improving customer service quality and staff engagement.

In 2008, Brian was appointed Chief Executive Officer Australia, covering all of the Bank’s domestic retail and commercial banking businesses, and strategy lead for the Group’s retail and wealth management businesses across Australia, New Zealand, Asia, and the Pacific. In 2009, Brian joined the Royal Bank of Scotland in the UK as Chief Executive Officer UK Retail, Wealth, and Ulster and a member of the Group Executive Committee.  In this role Brian was responsible for rebuilding the Bank’s core Natwest and RBS retail franchises, its global Coutts Private Banking business, and the restructure of its Irish Ulster Bank subsidiary.

Brian is Chairman of the Retail Committee of the British Bankers’ Association, a director of Coutts & Co in the UK,  and has previously served as a board member of Metrobank Cards Corporation (Philippines) and Visa Asia Pacific.

Brian grew up in Connecticut, USA and completed his Bachelor of Arts in European History (Summa Cum Laude) at Princeton University. He is also a Chartered Financial Analyst.

Brian is an Australian citizen.

JOHN ARTHUR

John Arthur has been appointed as Westpac’s Chief Operating Officer.

During the past 20 years John has held senior leadership positions in executive, non executive and advisory roles across a range of industries.

Before joining Westpac as Group Executive Counsel and Secretariat in 2008 he was Chief Executive of Investa Property Group. Before then he had been non executive Chairman of Investa and a non executive director of CSR Ltd and Rinker Group Ltd.

Earlier in his career John served on the management committees of two major law firms and as a senior executive of Lend Lease Corporation.

John’s connection with financial services began when he was at Lend Lease (which at the time owned MLC Group and a minority holding in Westpac) and continued through his advisory work for a number of institutions, principally on information technology and operational matters. He led the legal team for Commonwealth Bank’s groundbreaking whole-of-IT outsourcing to EDS.

During his time at Westpac John has been closely involved with a number of  key information technology initiatives, including building the Bank’s relationship with IBM, the creation and management of the Strategic Investment Priorities (SIPs) and the design and execution of the recently announced “best sourcing” program.

John’s training and career experience have equipped him with broad skills in project, program and portfolio management, operational efficiency initiatives, and information technology sourcing management and transformation.

John holds an LLB (Hons) from the University of Sydney.

JASON YETTON

Jason Yetton has been appointed as Group Executive, Westpac Retail & Business Banking and will commence in the role immediately.

He has built an outstanding career within the Westpac Group over almost twenty years since joining BT Financial Group as a graduate trainee in 1992.

Over his 16 years at BTFG, Jason worked in a variety of senior leadership roles.  From 1997 to 1999, he was the CEO Commerce BT Unit Trust management based in Malaysia.

On returning to Australia, Jason was Head of Product before being appointed General Manager Customer Solutions in 2006. This role was responsible for all aspects of product and service delivery for BT’s market leading managed funds, corporate and personal superannuation, retirement income, equities broking, margin lending and wrap platform solutions.

From February to May 2008, Jason was a critical member of a hand picked team which led the development of Westpac’s 2017 strategy.

Following this project, Jason was appointed General Manager Westpac Retail Banking in May 2008, and the role was further expanded in 2010 to include responsibility for Westpac Regional Banking. He has been a key architect of the Westpac Local strategy which has delivered significant improvements in customer experience, employee engagement and financial performance for Westpac Retail and Business Banking.

Jason has a Bachelor of Commerce (Marketing & Finance) from the University of NSW. He also holds a Diploma of Applied Finance and Investment and has participated in the Harvard General Managers Program.